SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

__1__

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on November 14, 2005 announcing "ECtel Introduces New FraudView Alliance(TM) Service ".

Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

__2__

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  November 21, 2005

__3__

Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued November 14, 2005

__4__

EXHIBIT 1

For Immediate Release

ECtel Introduces New FraudView Alliance(TM) Service

Rosh Ha'ayin, Israel, November 14, 2005-- ECtel Ltd. (Nasdaq: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRMTM) solutions, today announced that in its annual Users Meeting held two weeks ago in Athens, Greece, the Company introduced its new FraudView Alliance(TM) service.

The FraudView Alliance TM is a new and unique service provided by ECtel, tackling the challenges posed by fraud in next generation networks as operators move into these uncharted territories. This is the first service to address one of the biggest challenges in the industry: shortening time-of-response to new fraud threats. It thereby enables operators rolling-out new IP/3G services to effectively mitigate future risk and to minimize next generation fraud.

This unique solution combines both cutting-edge technology included in the FraudView® release 8 (announced separately) and a dedicated subscription based service. It provides members of the FraudView Alliance TM with best practice "Anti-Fraud Updates" which can be downloaded from a dedicated web-site into FraudView® systems in order to provide immediate response to new fraud threats. ECTel`s fraud experts, the large FraudView® community of operators and key industry players, have a major role in supporting the service by joining forces and enabling best practice fraud knowledge and industry updates. ECtel experts assume the role of collecting highly valuable industry knowledge, filtering, treating and converting it into anti-fraud controls, rules, filter, profiles, watch lists and other types of configuration packages.

__5__

This information is immediately made available to the FraudView Alliance TM members for download.

In addition, by updating the FraudView® system with details based on fraud fighting efforts around the world, fraud management groups can increase their effectiveness and efficiency. ECtel estimates that the new service will increase revenues saved by the operator between 20-50%.

ECtel`s President and CEO, Eitan Naor, commented: "In spite of efforts operators are making to maintain expertise, every once in a while a completely new fraud finds the industry unprepared, resulting in great losses to operators. The problem of new and unknown fraud is an even higher risk for operators launching next generation services. The FraudView Alliance TM service is the first to meet this challenge, by dramatically improving the process of turning industry fraud knowledge into rules and controls configured on a FraudView® system. Through unique technology and expert team, "Anti-Fraud updates" can be downloaded into FraudView® systems - providing a much better time-to-response on new fraud threats as well as significantly improving the effectiveness of the fraud prevention efforts."

##- ##

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. Led by the Company`s world-leading fraud management solution FraudView®, the ECtel IRM(TM) Product Suite features a range of fraud and revenue assurance products that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves more than 75 customers, including prominent tier-one operators, in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific.

__6__

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events

#End#

Contacts:
ECtel Ltd.	ECtel Ltd.
Ron Fainaro

Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9002101	Tel: 972-3- 9002113
Fax: +972-3-9002103	Fax: 972-3-9002103
Email: Ronf@ectel.com	Email: Danith@ectel.com

__7__